SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                    RYANAIR RESPONDS TO LEGAL ACTION

                   FROM PRESIDENT SARKOZY AND MS CARLA BRUNI

Ryanair, France's largest low fares airline today (Thursday, 31 January 2008) responded to a legal action launched by President Sarkozy and Ms Carla Bruni, relating to a humorous advert, which ran in the Le Parisien newspaper last week.

Ryanair has previously written to President Sarkozy's office apologising for any offence caused, and undertaking that it would not publish the advert (or anything similar to it) again. Ryanair has also offered - as a token of its regret - to make a donation of EUR5,000 to any charity of President Sarkozy's choice.

Last evening however, Ryanair received legal papers from President Sarkozy and Ms Bruni under which President Sarkozy was seeking damages of EUR1, but Ms Bruni was seeking damages of EUR500,000. Ryanair's lawyers will today tell the French Courts that they are happy to settle President Sarkozy's claim for EUR1 and Ryanair will renew its offer to make a charitable contribution of EUR5,000 to any charity of President Sarkozy's choice. Ryanair has the utmost respect for President Sarkozy and the high office which he holds.

Ryanair's lawyers will also make a similar offer to Ms Bruni, offering damages of EUR1 and a contribution of EUR5,000 to any charity of Mr Bruni's choice. Ryanair will not however agree to any totally unjustified payment of EUR500,000 to Ms Bruni, who has engaged in an open, widely publicised and internationally reported relationship with President Sarkozy. The advert used by Ryanair was taken from one of the French newspapers and Ryanair notes that Ms Bruni did not make any objection to any of the remaining thousands of photographs of her which have appeared in over 55,000 newspapers and magazines in recent weeks.

Speaking today Ryanair's Peter Sherrard said:

        "We apologised immediately and sincerely to both President Sarkozy and Ms Bruni for this advert which ran in Le Parisien newspaper this week. It was an honest attempt by Ryanair to reflect humorously and positively on this very public and publicised relationship.

        "However Ryanair has no intention of giving in to threats from Ms Bruni or to her ludicrous claims and we will vigorously oppose any claim for EUR500,000 from this lady who had engaged in one of the most open, publicised and internationally reported relationships, in the world, in recent weeks.

        "We do however renew our sincere apologies to both President Sarkozy and to Ms Bruni and believe that an appropriate payment to a charity of their choice would be the best and most elegant way to resolve this matter".

        Ends.                 Thursday, 31st January 2008

For further information
please contact:
                              Peter Sherrard                Pauline McAlester
                              Ryanair                       Murray Consultants
                              Tel. +353-1-8121212           Tel. +353-1-4980300



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  31 January, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director